UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
NAVIOS MARITIME ACQUISITION CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)
Y62159101
(CUSIP Number of Common Stock Underlying Warrants)
Angeliki Frangou
Navios Maritime Acquisition Corporation
85 Akti Miaouli Street
Piraeus, Greece 185 38
(011) +30-210-4595000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
WITH COPY TO:
Kenneth R. Koch, Esq.
Todd E. Mason, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, New York 10017
(212) 935-3000
CALCULATION OF FILING FEE:

Transaction valuation(1) $28,462,500	Amount of filing fee(1)(2) $2,029.38

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer, for a period of 20 business days, is made to holders of 25,300,000 warrants issued by Navios Maritime Acquisition Corporation in its initial public offering (“Warrants”) to exercise such Warrants at $5.65 per share in cash, or cashlessly exercising 4.25 Warrants for one share of Common Stock. The transaction value is calculated pursuant to Rule 0-11 using the average of the high and low sales price of the Warrants on July 21, 2010.

(2)	Calculated by multiplying the Transaction valuation by 0.00007130.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,029.38 Form or Registration Number: Schedule TO-I Filing Party: Navios Maritime Acquisition Corporation Date Filed: July 27, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
     The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.
     If applicable, check the appropriate boxe(s) below to designate the appropriate note provision(s)

☐	Rule 13e-4(i) (Cross-Border issuer to)

☐	Rule 14d-1(d) (CBTPTO)

Item 10. FINANCIAL STATEMENTS
Item 12. EXHIBITS
SIGNATURE
EX-99.A.1
EX-99.A.2
EX-99.A.3
EX-99.A.4
EX-99.A.5

     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 27, 2010 and amended on August 6, 2010 (“Amendment No. 1”), relating to an offer by Navios Maritime Acquisition Corporation (the “Company”) to its public warrant holders to exercise on enhanced terms the outstanding public warrants to purchase common stock, pursuant to which such holders will have the opportunity to exercise public warrants (1) at a reduced exercise price of $5.65 rather than $7.00, per share; and/or (2) on a cashless basis, at a rate of 4.25 public warrants for one share of the Company’s common stock, upon the terms and subject to the conditions set forth in the Offer Letter, revised as of August 12, 2010 (the “Offer Letter”), and in the related Letter of Transmittal (which, together with the Offer Letter and any amendments or supplements thereto, constitute the “Offer”). The information set forth in the Offer Letter is hereby incorporated by reference in answer to Items 1 through 11 of this Amendment No. 2. This Amendment No. 2 should be read together with the original Schedule TO and Amendment No. 1.

Item 10.	FINANCIAL STATEMENTS.

Item 10 of the Schedule TO is hereby amended and supplemented as follows:
(c)	Summary Financial Information: This information can be found in the Offer Letter, Section 9, and is incorporated herein by reference.

Item 12.	EXHIBITS.
     Item 12 of the Schedule TO is hereby amended and supplemented to update certain of the documents related to the Offer:
(a)	(1)	Offer Letter to Warrant holders, revised as of August 12, 2010.
(2)	Letter of Transmittal.

(3)	Notice of Guaranteed Delivery.

(4)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(5)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(6)	Prospectus dated May 27, 2010 (File No. 333-151707), which includes Reports on Form 6-K that were filed subsequent to May 27, 2010 and prior to the date hereof and that are incorporated therein by reference (Incorporated by reference to the Company’s Prospectus dated May 27, 2010).

(7)	Annual Report on Form 20-F for the year ending December 31, 2009 (Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ending December 31, 2009, filed on January 29, 2010).

(8)	Form 6-K dated May 28, 2010 (Incorporated by reference to the Form 6-K dated May 28, 2010 and filed on June 4, 2010).

(9)	Form 6-K dated July 18, 2010 (Incorporated by reference to the Form 6-K dated July 18, 2010 and filed on July 26, 2010).

(10)	Press Release dated July 27, 2010 (Incorporated by reference to the Form 6-K dated July 27, 2010 and filed on July 27, 2010).

(11)	Form 6-K dated August 6, 2010 (Incorporated by reference to the Form 6-K dated and filed August 6, 2010).

(12)	Form of Amendment to Warrant Agreement.*

(13)	Form of Warrant Agreement (Incorporated by reference to the Registration Statement on Form F-1 filed on June 17, 2008).

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAVIOS MARITIME ACQUISITION CORPORATION
By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chairman and Chief Executive Officer

Date: August 12, 2010